DIREXION INDEXED MANAGED FUTURES STRATEGY FUND
Class A (DXMAX) Class C (DXMCX)
Institutional Class (DXMIX)

A SERIES OF THE DIREXION FUNDS

Supplement dated September 22, 2017
to the Summary Prospectus, Prospectus and Statement of Additional Information (“SAI”) each dated February 28, 2017

       The Direxion Indexed Managed Futures Strategy Fund (the “Fund”) will close to investments as of the close of regular trading on the New York Stock Exchange on October 13, 2017 (the “Closing Date”) (except for reinvested dividend or capital gains distributions). The Fund’s assets will be converted to cash or cash equivalents and, as a result, the Fund will no longer pursue its stated investment objective after the close of trading on  October 20, 2017 in order to pursue an  orderly liquidation.  The Fund will be liquidated on October 27, 2017   (the “Liquidation Date”).

       Shareholders of the Fund may continue to redeem shares of the Fund on or before the Liquidation Date. Any shareholder who has not redeemed shares of the Fund, or exchanged them for shares of other investment series of the Direxion Funds (the “Trust”) prior to the Liquidation Date will receive a payment representing the shareholder’s proportionate interest in the net assets of the Fund as of the Liquidation Date. Shareholders remaining in the Fund after the Closing Date may bear increased transaction costs incurred in connection with the disposition of the Fund’s portfolio holdings. Such transaction costs would reduce distributable capital gains, if any. Fund shareholders who hold Class A and/or Institutional Class shares will not incur the redemption fee of 1.00% on shares redeemed after the close of trading on the Closing Date. Shareholders who hold Class C shares will not incur the contingent deferred sales charge on shares redeemed after the close of trading on the Closing Date.

       Exchanges and redemptions will include accrued capital gains and dividends, if any. The redemption, sale or liquidation of your Fund shares will be a taxable event on which you will realize a taxable gain (or loss), to the extent your tax basis in the shares is lower (or higher) than the liquidation proceeds that you receive. If you own Fund shares in a tax-deferred account, such as an individual retirement account, 401(k) plan or 403(b) account, distribution to the account of the liquidation proceeds will not be subject to current income taxation. You should consult your tax adviser about the Fund’s liquidation and its tax consequences to you, if any.

       Rafferty Asset Management, LLC (“Rafferty”), the Fund’s investment adviser, informed the Board of Trustees (the “Board”) of the Trust of its view that the Fund could not continue to conduct its business and operations in an economically efficient manner over the long term due to the Fund’s inability to attract sufficient investment assets to maintain a competitive operating structure and recommended the Fund’s closure and liquidation to the Board. The Board determined, after considering Rafferty’s recommendation, that it is in the best interests of the Fund and its shareholders to liquidate and terminate the Fund as described above.

For more information, please contact the Fund at (800) 851-0511.

Please retain this Supplement with your Summary Prospectus, Prospectus and SAI.